Exhibit 99.1

China Ceramics Announces Third Quarter 2014 Financial Results

JINJIANG, China, Nov. 13, 2014 /PRNewswire/ -- China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) ("China Ceramics" or the "Company"), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the third quarter ended September 30, 2014.

Third Quarter 2014 Highlights

Revenue was RMB 320.1 million (US$ 52.2 million), down 6.0% from the third quarter of 2013

Gross profit was RMB 41.8 million (US$ 6.8 million), up 25.5% from the third quarter of 2013

Plant utilization was 68%, as compared to 69% in the third quarter of 2013

Net profit was RMB 35.7 million (US$ 5.8 million), as compared to RMB 4.4 million in the third quarter of 2013.

Unrestricted cash as of September 30, 2014 was RMB 63.4 million (US$ 10.3 million), or RMB 3.10 (US$ 0.51) per share.

"We achieved solid revenue and profitability in the third quarter due to our strong marketing efforts and success in securing new business among China's real estate developers. The quarter's improved profitability was driven by a higher average selling price as we have substantially regained our pricing power from the business retraction that occurred in our sector approximately two years ago. However, the increase in our average selling price somewhat negatively impacted our sales volume, causing a modest decline in our top-line results," said Mr. Jiadong Huang, CEO of China Ceramics.

"During the third quarter, we utilized production facilities capable of producing 49 million square meters of ceramic tiles per year out of a total annual production capacity of 72 million square meters. This was a 16% increase over plant utilization in the second quarter of 2014. We hope to bring additional capacity online going forward as our business improves.

"For the fourth quarter, we look for our customers to continue to adjust to our product price increases and also anticipate a seasonal slowdown consistent with the construction building cycle. We believe that our superior brand name recognition, customer-centric focus and market positioning should enable us to sustain our average selling price increases and continue to build sales volume in the periods ahead. Although there may be occasional volatility associated with China's real estate sector going forward, the macroeconomic conditions under which we operate continue to offer positive long-term fundamentals as we look to gain market share and further our geographical reach," concluded Mr. Jiadong Huang.

Third Quarter 2014 Results

Revenue for the third quarter ended September 30, 2014 was RMB 320.1 million (US$ 52.2 million), a decrease of 6.0% from RMB 340.7 million for the third quarter ended September 30, 2013. The year-over-year decrease in revenue was primarily due to a 14.4% decrease in sales volume to 10.7 million square meters of ceramic tiles in the third quarter of 2014 from 12.5 million square meters in the third quarter of 2013, which was offset by a 9.9% increase in average selling price to RMB 29.9 (US$ 4.87) as compared to RMB 27.2 in the same year-ago quarter.

Gross profit for the third quarter ended September 30, 2014 was RMB 41.8 million (US$ 6.8 million), an increase of 25.5% from RMB 33.3 million for the third quarter of 2013. The gross profit margin was 13.1% for the third quarter ended September 30, 2014 compared to 9.8% for the third quarter of 2013. The year-over-year change in gross profit margin was primarily driven by the 9.9% increase in average selling price as we raised our selling price on all of our products on July 1, 2014.

Realized and unrealized fair value gain on derivative financial instruments for the third quarter ended September 30, 2014 was RMB12.2 million, as compared to RMB 1.1 million for the third quarter of 2013. During the second quarter of 2013 and the first quarter of 2014, we entered into certain foreign currency transaction agreements with Taishin International Bank for investment purposes. The agreements meet the definition of a derivative: no initial net investment; value changes in response to the change of exchange rate (US$ versus RMB); and the agreements are settled at a future date. In July 2014, our Chief Executive Officer, the Company's largest shareholder, and an affiliate of our Chief Executive Officer, agreed to assume these agreements. As a result, after July 31, 2014, we are no longer required to fund any losses related to these agreements, and will neither suffer any future liabilities arising under those agreements nor realize any benefits arising under those agreements.

Other expenses for the third quarter ended September 30, 2014 was RMB 0.3 million (US$ 0.06 million), as compared to RMB 19.3 million for the third quarter of 2013. The year-over-year decrease in other expenses was mainly caused by the loss on disposal of equipment of RMB 18.9 million for the third quarter of 2013 that was attributable to the replacement and updating of plant production equipment at our Hengda facility.

Profit from operations before taxation for the third quarter ended September 30, 2014 was RMB 44.1 million (US$ 7.2 million), as compared to RMB 6.0 million for the third quarter of 2013. The year-over-year increase in profit from operations was primarily the result of (i) the improvement in our gross profit caused primarily by the increase in average selling prices of our products, (ii) the decrease in other expenses of RMB 19.0 million as we recorded a loss on the disposal of equipment at the Hengda facility for the third quarter of 2013 of RMB 18.9 million, and (iii) the increase in fair value gain on derivative financial instrument.

Net profit for the third quarter ended September 30, 2014 was RMB 35.7 million (US$ 5.8 million), as compared to RMB 4.4 million for the comparable period of 2013.

Earnings per fully diluted share were RMB 1.75 (US$ 0.28) for the third quarter ended September 30, 2014 as compared to RMB 0.21 for the third quarter of 2013. Per share calculations for the third quarters of 2014 and 2013 were computed using 20.4 million shares.

We believe that the operating results of the third quarter of 2014 represent a solid improvement relative to the previous three quarters resulting from an improvement in gross margin caused by an increase in the selling prices of our products despite a modest top-line decline as compared to the third quarter of 2013. Although our sales volume decreased 14.4% to 10.7 million square meters in the third quarter of 2014 from 12.5 million square meters for the same period of 2013, gross profit margin increased to 13.1% from 9.8% in the third quarter of 2013 and the average selling price increased by 9.9% to RMB 29.9 (US$ 4.87) per square meter from RMB 27.2 per square meter in the third quarter of 2013. We generated stronger profitability with a net profit of RMB 23.5 (US$ 3.8 million) for the third quarter ended September 30, 2014 as compared to RMB 4.4 million for the same period of 2013. The substantial year-over-year increase in net profit was primarily the result of an increase in gross profit and the one-off loss on the disposal of equipment that occurred in the third quarter of 2013.

Nine Months 2014 Results

Revenue for the nine months ended September 30, 2014 was RMB 797.5 million (US$ 129.9 million), an increase of 11.9% as compared to RMB 712.6 million for the nine months ended September 30, 2013. Gross profit was RMB 75.3 million (US$ 12.3 million), up 24.3% from RMB 60.6 million in the nine months ended September 30, 2013. Gross margin was 9.4% compared to 8.5% in the same period of 2013. Selling expenses were RMB 11.2 million (US$ 1.8 million), compared to RMB 7.1 million in the same period of 2013. Administrative expenses were RMB 20.7 million (US$ 3.4 million), compared to RMB 21.5 million for the same period of 2013. The realized and unrealized fair value loss on derivative financial instruments was RMB 59.5 million (US$ 9.7 million) in the nine months ended September 30, 2014, compared to a realized and unrealized fair value gain of RMB 0.2 million for the same period of 2013. Other expenses were RMB 4.9 million (US$ 0.8 million), compared to RMB 19.9 million in the same period of 2013. Net loss for the nine months ended September 30, 2014 was RMB 35.1 million (US$ 5.7 million), compared to a net profit of RMB 8.6 million for the same period of 2013. Loss per fully diluted share was RMB 1.72 (US$ 0.28) for the nine months ended September 30, 2014 and earnings per fully diluted share were RMB 0.42 in the same period of 2013. Losses/earnings per fully diluted share for the nine months of 2014 and 2013 were computed using 20.4 million shares.

Third Quarter 2014 Statements of Selected Financial Position Items

Cash and bank balances were RMB 63.4 million (US$ 10.3 million) as of September 30, 2014, compared with RMB 28.8 million as of December 31, 2013. The increase in cash and bank balances of RMB 34.6 million was primarily the result of cash generated from operating activities of RMB 46.1 million.

Short-term bank borrowings were RMB 84.3 million (US$ 13.7 million) as of September 30, 2014, compared with RMB 99.7 million as of December 31, 2013. The decrease was primarily due to the net repayment of short-term bank borrowings of RMB 15.9 million during the first nine months of 2014.

Inventory turnover was 127 days as of September 30, 2014 compared with 124 days as of December 31, 2013.

Trade receivables turnover was 186 days as of September 30, 2014 compared with 185 days as of December 31, 2013. We typically offer a credit period of 90 days to our customers, and had extended the credit period to 150 days to address the funding pressures among some distributors attributable to the challenging market conditions in China's real estate industry since the second quarter of 2012.

Trade payables turnover was 94 days as of September 30, 2014 compared with 79 days as of December 31, 2013. The average turnover days were within the normal credit period of one to four months granted by our suppliers.

Liquidity and Capital Resources

Cash flow used in operating activities was RMB 42.5 million (US$ 6.9 million) for the quarter ended September 30, 2014, compared to RMB 147.9 million in the same period in 2013. The year-over-year change of RMB 105.4 million was mainly due to the increase in operating profit and a lower rate of increase in trade receivables in the current quarter.

Cash flow used in investing activities in the quarter ended September 30, 2014 was RMB 15.4 million (US$ 2.5 million), mainly due to the repayment of restricted cash, compared to RMB 7.4 million of cash flow used in investing activities in the same period of 2013 mainly due to the acquisition of equipment.

Cash flow used in financing activities was RMB 6.8 million (US$ 1.1 million) due to the net repayment to related parties in the quarter ended September 30, 2014 compared to RMB 21.9 million of cash flow used in financing activities for the same period of 2013, due to the repayment of bank borrowings and a deposit to the Company's stock transfer agent.

Plant Capacity and Capital Expenditures Update

For the third quarter of 2014, we utilized plant capacity capable of producing 49 million square meters of ceramic tiles annually out of a total annual production capacity of 72 million square meters. This represents close to the same level of plant capacity that was utilized in the third quarter of 2013, when we utilized plant capacity capable of producing 50 million square meters of ceramic tiles annually. Production capacity increased in the third quarter of 2014 from the second quarter of 2014 in anticipation of an increase in sales volume.

Our Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles and we utilized annual capacity capable of producing 28 million square meters of ceramic tiles in the third quarter of 2014. Our Hengdali facility has an annual production capacity of 30 million square meters and we utilized annual capacity capable of producing 21 million square meters of ceramic tiles in the third quarter of 2014. We will bring our unused production capacity online as customer demand dictates and when there are further signs of improvement in China's real estate and construction sector.

We review the level of capital expenditures throughout the year and make adjustments subject to market conditions. Although business conditions are subject to change, we anticipate a modest level of capital expenditures for the remainder of 2014 other than those associated with minimal upgrades, small repairs and the maintenance of equipment.

Business Outlook

In the third quarter of 2014, we experienced a significant increase in revenue relative to the first two quarters of the year with stronger operating metrics. Revenue increased 53.3% as compared to the first quarter of 2014 and 19.2% as compared to the second quarter of 2014, while gross profit margin increased to 13.1% in the current quarter from 4.5% in the first quarter of 2014 and 9.0% in the second quarter of 2014. In addition, sales volume is up in the current quarter relative to the first two quarters, increasing 42.7% from the first quarter of 2014 and 16.3% from the second quarter of 2014. We note that the second and third calendar quarters have been the peak season of the property development industry and, therefore, our quarterly sales are usually highest from May to September compared to the rest of the year. We have lower sales between the months of January and March due to the effects of cold weather and the PRC Spring Festival. However, we view the overall increase in revenue during the first nine months of 2014 as compared to the same period of 2013 as an indication of continued growth in China's real estate and construction sectors relative to the comparable period in 2013.

Further, we view the 9.9% increase of the average selling price of our ceramic tiles in the third quarter as encouraging relative to the retrenchment that caused price cuts in the building materials sector in late 2012. We have regained a substantial portion of its pricing power as the average selling price of our ceramic tiles of RMB 29.9 ($4.87) per square meter is now 22.5% higher than the average selling price of RMB 24.4 in the first quarter of 2013. Although we have been able to steadily increase our average selling price over the last six quarters, we believes that some of our customers could still be adjusting to the product price increases which was a factor in the current quarter's 14.4% drop in sales volume relative to the third quarter of 2013. We believes that our enhanced marketing efforts will help to produce wider customer acceptance of the new prices which could result in better sales of our ceramic tiles in the periods ahead so as to better utilize the full extent of our production capacity.

We typically receive orders from customers two months in advance of production on a rolling basis. We enter into a dealership agreement with customers and a sales or purchase contract each time a customer places an order. As of September 30, 2014, our backlog was RMB 171.7 million (US$ 28.0 million) which represents approximately the next two months of revenue as of the end of the third quarter. This compares to a backlog of approximately RMB 155.0 million as of September 30, 2013, a year-over-year increase of 10.8%. Further, since July 2014, due to an increase in our production costs (primarily caused by the use of relatively more expensive natural gas instead of coal at the Hengda facility), we have increased the selling prices of all products by approximately 5%, and of porcelain tiles in particular by approximately 10%, in order to maintain our gross margin.

Although we are likely to experience occasional volatility in the periods ahead, we believe that the macroeconomic environment will continue to be relatively stable for the remainder of 2014 even as business typically slows due to the seasonality of the real estate industry. We note that residential real estate prices have flattened out in recent months reflecting a decrease in housing demand and units of housing properties being sold. This could lead to a contraction in the construction industry and adversely impact our sales volume in the periods ahead. To boost demand, the Chinese government has eased property market controls, accelerated infrastructure construction and relaxed reserve requirements for small banks in order to increase lending. Local governments have also eased access to capital, curbed restrictions on home purchases and introduced tax incentives. In our view, these measures tend to support China's property development and construction markets.

We believe that the real estate sector continues to be important in China's economy and that the Chinese government will continue to promote policies to promote urbanization and boost domestic economic growth. The Chinese government has recently reiterated its position that the greatest potential for expanding domestic demand and sustaining economic growth in China lies in urbanization. Since urbanization leads to new property development and housing construction, government policies and current urbanization trends augur positive long-term fundamentals which could positively impact our business.

We believe that our ability to price our products to generate better margins has gradually improved and we will continue to focus on boosting sales volume, in particular, sales of premium, higher margin ceramic tiles. We believe that our ability to meet customized customer orders and wide product offerings equips us with a competitive advantage that smaller and less technologically advanced competitors cannot match. Our goal is to solidify our pricing levels in the quarters ahead and continue to build sales volume consistent with China's urbanization and demographic trends.

Conference Call Information

We will host a conference call at 8:00 am ET on Thursday, November 13, 2014. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 29063258. A replay of the conference call will be available for 14 days starting from 11:00 am ET on November 13, 2014. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 29063258 for the replay.

Cash Dividends

The first of our announced two semi-annual cash dividends of US$ 0.0125 per share (equivalent to approximately RMB 0.08 per share), totaled RMB 1.5 million (US$ 0.2 million, net of the 5% PRC withholding tax) was paid on July 14, 2014 to shareholders of record as of June 13, 2014. The second cash dividend will be paid on January 14, 2015 to shareholders of record as of December 12, 2014.

Events Occurring in the Third Quarter of 2014 Resolving Foreign Currency Transactions

During the second quarter of 2013 and the first quarter of 2014, we entered into certain foreign currency transaction agreements with Taishin International Bank for investment purposes.

In June 2014, we, our Chief Executive Officer and our Audit Committee set out to attempt to terminate the foreign currency transactions as to us; and to reach a resolution that would not deplete our liquid assets by virtue of having entered into the foreign currency transaction agreements. Ultimately, the Chief Executive Officer agreed to cause an entity controlled by him to assume those agreements and the liabilities arising under those agreements.

On July 31, 2014, Sound Treasure Limited, our largest shareholder and an affiliate of our Chief Executive Officer, entered into a three party agreement (the "Novation") with the financial institution that originated the foreign currency transaction agreements and us. Under the Novation, Sound Treasure Limited assumed these agreements and all assets (mainly deposits placed with the financial institution) and all existing and future liabilities arising under these agreements, and we were released from the liabilities arising under the foreign currency transaction agreements. As a result, after July 31, 2014, we are no longer required to fund any losses related to these agreements, and we will neither suffer any future liabilities arising under those agreements nor enjoy any benefit arising under those agreements.

At the time that each of the foreign currency transaction agreements was established with the financial institution, we were required to deposit monies with the financial institution. RMB 6.7 million of a total of RMB 15.6 million in deposits were funded on our behalf by Wong Kung Tok (who is the brother-in-law of the Company's Chief Executive Officer) at the request of our Chief Executive Officer, and were included in a total of RMB 40.2 million in loans owed by us to Wong Kung Tok as of July 9, 2014. In connection with the Novation discussed above, our Chief Executive Officer, Sound Treasure Limited and Wong Kung Tok entered into an agreement with us (the "Offset Agreement") pursuant to which loans totaling RMB 20.7 million owed by us to Wong Kung Tok as of the date of the Offset Agreement were transferred to Sound Treasure Limited and then were forgiven by Sound Treasure Limited; and in return we agreed to forego any claim to RMB 15.6 million in deposits under the foreign currency transaction agreements which were transferred to Sound Treasure Limited pursuant to the Novation. As a result of these transactions, Sound Treasure Limited released us from liabilities aggregating RMB 76.8 million and we transferred ownership of RMB 15.6 million in deposits held at the financial institution from us to Sound Treasure Limited. Except as disclosed above, neither our Chief Executive Officer nor any affiliate of the Chief Executive Officer received any remuneration for agreeing to assume the foreign currency transaction agreements. The material terms of the Novation and the Sound Treasure Agreement were reviewed and approved by our Audit Committee. As a result of the Novation and the Offset Agreement, approximately RMB 76.8 million in liabilities on our books were extinguished in the third quarter of 2014 and Additional Paid-In Capital was increased by approximately RMB 73.5 million.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company's ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics' products, sold under the "Hengda" or "HD", "Hengdeli" or "HDL", the "TOERTO" and "WULIQIAO" brands, and the "Pottery Capital of Tang Dynasty" brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company's financial information is stated in Renminbi ("RMB"). Translations of amounts from RMB into United States dollars ("US$") in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.1380. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on September 30, 2014. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on September 30, 2014 or any other rate.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional capacity online going forward as our business improves, our customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2013 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact Information:

China Ceramics Co., Ltd.	Precept Investor Relations LLC

Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager

Email: info@cceramics.com	Email: david.rudnick@preceptir.com

Phone: +1 917-864-8849

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of September 30, 2014		As of December 31, 2013
	USD'000	RMB'000	RMB'000

ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	119,828	735,506	802,578
Land use rights	4,794	29,427	29,929
Goodwill	609	3,735	3,735
Deferred tax asset	1,401	8,601	9,797

	126,632	777,269	846,039

Current assets
Inventories	58,848	361,209	307,436
Trade receivables	96,838	594,393	490,989
Other receivables and prepayments	493	3,023	15,525
Income tax receivables	277	1,699	-
Derivative financial instruments	-	-	44
Restricted cash	4,704	28,872	37,359
Cash and bank balances	10,321	63,351	28,848

	171,481	1,052,547	880,201

Current liabilities
Trade payables	37,279	228,816	152,572
Accrued liabilities and other payables	7,157	43,930	43,140
Interest-bearing bank borrowings	13,730	84,277	99,652
Amounts owed to related parties	3,340	20,498	8,539
Income tax payable	1,079	6,624	1,520

	62,585	384,145	305,423

Net current assets	108,896	668,402	574,778

Non-current liabilities
Deferred tax liabilities	216	1,325	1,245

Net assets	235,312	1,444,346	1,419,572

EQUITY
Total shareholders' equity	235,312	1,444,346	1,419,572

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three months ended September 30,
	2014		2013
	USD'000	RMB'000	RMB'000

Revenue	52,151	320,102	340,744

Cost of sales	(45,340)	(278,299)	(307,491)

Gross profit	6,811	41,803	33,253

Other income	75	463	139
Selling and distribution expenses	(441)	(2,705)	(2,220)
Administrative expenses	(990)	(6,078)	(5,852)
Finance costs	(203)	(1,249)	(1,157)
Realized and unrealized fair value gain on derivative financial instruments	1,992	12,225	1,056
Other expenses	(56)	(341)	(19,264)

Profit before taxation	7,188	44,188	5,955
Income tax expense	(1,370)	(8,408)	(1,604)

Profit attributable to shareholders	5,818	35,710	4,351

Earnings per share
Basic (USD/RMB)	USD 0.28	RMB 1.75	RMB 0.21
Diluted (USD/RMB)	USD 0.28	RMB 1.75	RMB 0.21

Weighted average number of ordinary shares outstanding used in computing earnings per share
Basic	20,430,838	20,430,838	20,430,838
Diluted	20,430,838	20,430,838	20,430,838

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Three months ended September 30,
	2014	2013

Sales volume (square meters)	10,698,376	12,544,613
Average Selling Price (in RMB/square meter)	29.9	27.2

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Nine months ended September 30,
	2014		2013
	USD'000	RMB'000	RMB'000

Revenue	129,933	797,526	712,631

Cost of sales	(117,658)	(722,185)	(652,078)

Gross profit	12,275	75,341	60,553

Other income	61	372	439
Selling and distribution expenses	(1,825)	(11,202)	(7,143)
Administrative expenses	(3,378)	(20,734)	(21,545)
Finance costs	(549)	(3,368)	(3,309)
Realized and unrealized fair value (loss)/gain on derivative financial instruments	(9,690)	(59,477)	216
Other expenses	(796)	(4,888)	(19,894)

(Loss)/profit before taxation	(3,902)	(23,956)	9,317
Income tax expense	(1,819)	(11,164)	(765)

(Loss)/profit attributable to shareholders	(5,721)	(35,120)	8,552

(Loss)/earnings per share
Basic (USD/RMB)	USD (0.28)	RMB (1.72)	RMB 0.42
Diluted (USD/RMB)	USD (0.28)	RMB (1.72)	RMB 0.42

Weighted average number of ordinary shares outstanding used in computing loss/earnings per share
Basic	20,430,838	20,430,838	20,430,838
Diluted	20,430,838	20,430,838	20,430,838

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Nine months ended September 30,
	2014	2013

Sales volume (square meters)	27,386,992	27,009,468
Average Selling Price (in RMB/square meter)	29.1	26.4

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended September 30,
	2014		2013
	USD'000	RMB'000	RMB'000
Cash flows from operating activities
Profit before taxation	7,188	44,118	5,955
Adjustments for
Amortization of land use rights	27	167	167
Depreciation of property, plant and equipment	2,791	17,129	17,255
Loss on disposal of property, plant and equipment	-	-	18,926
Realized loss from derivative financial instruments	-	-	(632)
Fair value gain on derivative financial instruments	(2,655)	(16,298)	(424)
Write down of inventories	(142)	(871)	(136)
Share-based compensation	-	-	514
Finance costs	203	1,249	1,157
Interest income	(20)	(125)	(127)
Foreign exchange gain	(36)	(224)	-
Operating cash flows before working capital changes	8,019	49,218	42,655
Increase in inventories	(5,817)	(35,707)	(3,700)
Increase in trade receivables	(18,444)	(113,208)	(240,923)
Decrease/(increase) in other receivables and prepayments	188	1,156	(2,578)
Increase in trade payables	5,286	32,446	44,674
Increase in accrued liabilities, other payables and amounts owed to related parties	1,789	10,983	13,104
Cash used in operations	(8.979)	(55,112)	(146,768)
Interest paid	(203)	(1,249)	(1,175)
Income tax paid	(273)	(1,674)	-
Net cash used in operating activities	(9,455)	(58,035)	(147,943)

Cash flows from investing activities
Proceed from derivative financial instruments	-	-	632
Proceed from disposal of property, plant and equipment	-	-	1,993
Acquisition of property, plant and equipment	-	-	(10,200)
Interest received	20	125	127
Net cash generated from/(used) in investing activities	20	125	(7,448)

Cash flows from financing activities
Repayment of short-term loans	-	-	(10,000)
Release of deposit to stock agent	245	1,505	-
Dividend paid	(245)	(1,505)	(11,912)
Repayment to related parties	(1,114)	(6,838)	-
Net cash used in financing activities	(1,114)	(6,838)	(21,912)

Net decrease in cash and cash equivalents	(10,549)	(64,748)	(177,303)
Cash and cash equivalents, beginning of period	20,876	128,135	217,363
Effect of foreign exchange rate differences	(6)	(36)	-
Cash and cash equivalents, end of period	10,321	63,351	40,060

Non-cash transactions:

(i) During the quarter ended September 30, 2014, as a result of the Novation and the Offset Agreement:
- Loans owed to Wong Kung Tok of RMB 20.7 million were transferred to a related company and then were forgiven by the related company;
- Restricted cash of RMB15.6 million was agreed to be foregone by us; and
- Derivative liabilities of RMB56.1 million were assumed by the related company.

(ii) Dividend payment to shareholders of RMB1,505,094 was made on July 14, 2014 from the amount that the we paid to the stock transfer agent before June 30, 2014.

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months ended September 30,
	2014		2013
	USD'000	RMB'000	RMB'000
Cash flows from operating activities
(Loss)/profit before taxation	(3,902)	(23,956)	9,317
Adjustments for
Amortization of land use rights	82	502	502
Depreciation of property, plant and equipment	8,531	52,362	51,693
Loss on disposal of property, plant and equipment	576	3,537	18,926
Realized loss/(gain) from derivative financial instruments	2,959	18,163	(632)
Fair value loss on derivative financial instruments	6,731	41,314	416
Write down of inventories	(142)	(871)	(2,219)
Share-based compensation	24	150	1,757
Finance costs	549	3,368	3,309
Interest income	(64)	(391)	(427)
Foreign exchange loss	93	570	-
Operating cash flows before working capital changes	15,437	94,748	82,642
Increase in inventories	(8,619)	(52,902)	(21,868)
Increase in trade receivables	(16,847)	(103,404)	(131,650)
Decrease/(increase) in other receivables and prepayments	2,037	12,502	(5,973)
Increase in trade payables	12,422	76,244	106,997
Increase in accrued liabilities, other payables and amounts owed to related parties	2,164	13,285	4,423
Cash generated from operations	6,594	40,473	34,571
Interest paid	(554)	(3,399)	(3,323)
Income tax paid	(1,056)	(6,484)	(5,514)
Net cash generated from operating activities	4,984	30,590	25,734

Cash flows from investing activities
Proceed from derivative financial instruments	226	1,390	-
Proceed from disposal of property, plant and equipment	1,820	11,172	1,993
Acquisition of property, plant and equipment	-	-	(71,288)
Increase in restricted cash	(7)	(43)	-
Interest received	64	391	427
Net cash generated/ (used in) investing activities	2,103	12,910	(68,868)

Cash flows from financing activities
Proceeds from short-term loans	5,702	35,000	15,633
Repayment of short-term loans	(8,300)	(50,945)	(10,000)
Dividend paid	(245)	(1,505)	(11,912)
Advances from related party	1,380	8,470	-
Net cash used in financing activities	(1,463)	(8,980)	(6,279)

Net increase/(decrease) in cash and cash equivalents	5,624	34,520	(49,413)
Cash and cash equivalents, beginning of period	4,700	28,848	89,448
Effect of foreign exchange rate differences	(3)	(17)	25
Cash and cash equivalents, end of period	10,321	63,351	40,060

Non-cash transactions:

(i) During the nine months ended September 2014, a related party of the Company funded RMB5.6 million of the Company's realized loss from derivative financial instruments.

(ii) During the quarter ended September 30, 2014, as a result of the Novation and the Offset Agreement:
- Loans owed to Wong Kung Tok of RMB 20.7 million were transferred to a related company and then were forgiven by the related company;
- Restricted cash of RMB15.6 million (of which RMB 6.7 million was funded by a related party) was agreed to be foregone by us; and
- Derivative liabilities of RMB56.1 million were assumed by the related company.

(iii) Dividend payment to shareholders of RMB1,505,094 was made on July 14, 2014 from the amount that the we paid to the stock transfer agent before June 30, 2014.